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                             April 13, 2021

       Barry Anderson
       CEO
       Data Knights Acquisition Corp.
       78 SW 7th Street
       Suite 500
       Miami, Florida 33130

                                                        Re: Data Knights
Acquisition Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed April 7, 2021
                                                            File No. 333-254029

       Dear Mr. Anderson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Form S-1 Filed April 7, 2021

       General

   1. Your disclosure on pages 71 and 143 states that the exclusive forum provision in your charter does not apply
to claims under the Exchange Act or Securities Act. However, your charter states
that the exclusive forum provision does not apply to claims under the
                                                        Exchange Act and that,
unless you consent otherwise, the federal district courts are the exclusive forum for
claims under the Securities Act. Please revise your disclosure and/or charter for consistency
and accuracy.

                                                        Please contact Charlie
Guidry at 202-551-3621 or Lilyanna Peyser at 202-551-3222 with
 Barry Anderson
Data Knights Acquisition Corp.
April 13, 2021
Page 2

any other questions.



                                              Sincerely,
FirstName LastNameBarry Anderson
                                              Division of Corporation Finance
Comapany NameData Knights Acquisition Corp.
                                              Office of Trade & Services
April 13, 2021 Page 2
cc:       Andy Tucker
FirstName LastName